

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2021

Pijun Liu
Chief Executive Officer
WeTrade Group, Inc.
No 1 Gaobei South Coast
Yi An Men 111 Block 37, Chao Yang District
Beijing City, People Republic of China 100020

> **Re: WeTrade Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 15, 2021**
> **File No. 333-252149**

Dear Mr. Liu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Yarona L. Yieh, Esq.